As filed with the Securities and Exchange Commission on April 22, 2010

Securities Act Registration No. 333-159636

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-2

Registration Statement under the Securities Act of 1933

Pre-Effective Amendment No.

Post-Effective Amendment No. 1

THL Credit, Inc.

(Exact name of Registrant as specified in its charter)

100 Federal Street, 31st Floor

Boston, MA 02110

(Address of Principal Executive Offices)

(800) 450-4424

(Registrant’s Telephone Number, Including Area Code)

James K. Hunt

THL Credit, Inc.

100 Federal Street, 31st Floor

Boston, MA 02110

(Name and Address of Agent for Service)

Copies to:

Richard T. Prins Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000	Paul K. Risko John A. MacKinnon Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 (212) 839-5300

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-159636) of THL Credit, Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

Part C

OTHER INFORMATION

Item 25. Financial statements and exhibits

1.	Financial Statements

2.	Exhibits

(a)	Amended and Restated Certificate of Incorporation(3)

(b)	By-Laws(2)

(d)	Form of Specimen Certificate(3)

(e)	Form of Dividend Reinvestment Plan(3)

(g)	Investment Management Agreement by and between the Company and THL Credit Advisors LLC(3)

(h)	Form of Purchase Agreement(3)

(j)	Form of Custodian Agreement by and between the Company and State Street Bank and Trust Company(3)

(k)(1)	Administration Agreement by and between the Company and THL Credit Advisors LLC(3)

(k)(2)	Form of Sub-Administration Agreement by and between the Company and State Street Bank and Trust Company(3)

(k)(3)	Purchase and Sale Agreement by and among the Company, THL Credit Opportunities, L.P. and THL Credit Partners BDC Holdings, L.P.(3)

(k)(4)	License Agreement by and among Thomas H. Lee Partners, the Company and THL Credit Advisors LLC(3)

(l)	Opinion and Consent of Counsel to the Company(1)

(n)	Consent of Independent Registered Public Accounting Firm(3)

(p)(1)	Subscription Agreement by and between the Company and THL Credit Opportunities, L.P.(3)

(p)(2)	Form of Subscription Agreement by and between the Company and THL Credit Partners BDC Holdings, L.P.(3)

(r)	Code of Ethics of the Company(3)

(1)	Filed herewith.
(2)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933 on Form N-2 filed on July 15, 2009.
(3)	Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-Effective Amendment No. 4 to the Registration Statement under the Securities Act of 1933 on Form N-2 filed on April 20, 2010.

Item 26. Marketing arrangements

The information contained under the heading “Underwriting” in this Registration Statement is incorporated herein by reference. Reference is also made to the Form of Underwriting Agreement for the Registrant’s shares of common stock to be filed by amendment to this registration statement.

Item 27. Other expenses of issuance and distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

SEC registration fee	$16,740
FINRA filing fee	$30,500
NASDAQ Global Select Market listing fee	$125,000
Printing (other than certificates)	$150,000
Engraving and printing certificates	$15,000
Accounting fees and expenses	$57,500
Legal fees and expenses	$405,000
Miscellaneous fees and expenses	$160,000	(*)

Total	$959,740

(*)	Includes approximately $110,000 for travel and related expenses.

All of the expenses set forth above shall be borne by the Registrant.

Item 28. Persons controlled by or under common control with the registrant

None.

Item 29. Number of holders of shares

The following table sets forth the approximate number of record holders of the Company’s common stock as of March 15, 2010:

Title of Class	Number of Record Holders
Common Stock, $0.001 par value	1

Item 30. Indemnification

The information contained under the heading “Description of Shares” is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant carries liability insurance for the benefit of its directors and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

The Registrant has agreed to indemnify the underwriters against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

Item 31. Business and other connections of investment advisor

A description of any other business, profession, vocation or employment of a substantial nature in which THL Credit Advisors LLC, and each managing director, director or executive officer of THL Credit Advisors, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “The Advisor.” Additional information regarding THL Credit Advisors and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No.             ), and is incorporated herein by reference.

Item 32. Location of accounts and records

The Registrant’s accounts, books and other documents are currently located at the offices of the Registrant, c/o THL Credit Advisors, 100 Federal Street, 31st Floor, Boston, MA 02110, and at the offices of the Registrant’s Custodian, State Street, and Transfer Agent, AST.

Item 33. Management services

Not Applicable.

Item 34. Undertakings

(1) The Registrant hereby undertakes to suspend the offering of its common stock until it amends its prospectus if (a) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2) Not applicable.

(3) Not applicable.

(4) Not applicable.

(5) (a) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and Commonwealth of Massachusetts, on the 22nd day of April, 2010.

By:	/s/ James K. Hunt
Name: James K. Hunt Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities set forth below on April 22, 2010. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Name	Title

/s/ James K. Hunt James K. Hunt	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)

/s/ Terrence W. Olson Terrence W. Olson	Chief Financial Officer (Principal Financial and Accounting Officer)

* David K. Downes	Director

* Nancy Hawthorne	Director

* Keith W. Hughes	Director

* John A. Sommers	Director

* David P. Southwell	Director

*	Signed by Terrence W. Olson on behalf of those identified pursuant to his designation as attorney-in-fact signed by each on July 15, 2009.

INDEX TO EXHIBITS

Exhibit	Document

Ex. 99(L)	Opinion and Consent of Counsel to the Company(1)

(1)	Filed herewith.